Pansoft Special Committee Engages Financial and Legal Advisors

JINAN, China, February 10, 2012 – Pansoft Company Limited (NASDAQ: PSOF) (“Pansoft” or the “Company”), a leading ERP software service provider for the oil and gas industry in China, today announced that the Special Committee formed to consider an offer by the Company's Chairman Hugh Wang representing Timesway Group Limited, to acquire all outstanding Pansoft shares that it did not already own, has engaged Duff & Phelps, LLC as its independent financial advisor. In addition, the Special Committee retained Morgan, Lewis & Bockius, LLP to serve as its United States law counsel and Maples and Calder to serve as its British Virgin Islands law counsel.

On January 7, 2011, the Company’s Board of Directors received an offer from Chairman Hugh Wang, representing Timesway Group Limited, to acquire all outstanding Pansoft shares that it did not already own at a price of $3.76 per share. Timesway Group Limited is controlled by Chairman High Wang and CEO Guoqiang Lin, and had voting power over 64% of the Company’s voting securities as of June 30, 2011.

The Special Committee is continuing its evaluation of the offer. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About Pansoft Company Limited

Pansoft is a leading enterprise resource planning (“ERP“) software and professional services provider for the oil and gas industry in China. Its ERP software offers comprehensive solutions for various business operations including accounting, order processing, delivery, invoicing, inventory control, and customer relationship management. For more information, go to Pansoft's website at http://www.pansoft.com.

About Duff & Phelps

Duff & Phelps, founded in 1932 and listed on the New York Stock Exchange (NYSE: DUF), is a leading global independent provider of financial advisory and investment banking services. The company offers advice, principally in the areas of valuation, transactions, financial restructuring, dispute and taxation.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements concerning Pansoft Company Limited, which include but are not limited to, statements regarding Pansoft’s ability to expand its service offerings and maintain leadership as a provider of ERP software and services for the oil and gas industry in China. The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, changes in technology or product techniques, the Company’s ability to successfully integrate acquisitions, its ability to repurchase shares, share-repurchase plans, and various other factors beyond its control. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company’s reports filed with the Securities and Exchange Commission. Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release